MASTERWORKS 127, LLC

225 Liberty Street, 29th Floor

New York, New York 10281

Phone: (203) 518-5172

June 10, 2022

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks 127, LLC
Offering Statement on Form 1-A
Filed on May 24, 2022
File No. 024-11893

Acceleration Request

Requested Date: June 13, 2022

Requested Time: 12:00 PM Eastern Time

Dear Sir or Madam:

Masterworks 127, LLC (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Offering Statement on Form 1-A qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Company hereby authorizes Josh Goldstein, inhouse legal counsel, and or Craig D. Linder, who is an attorney with the Company’s outside legal counsel, Anthony L.G., PLLC, to orally modify or withdraw this request for acceleration.

The Company hereby acknowledges that:

●	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert the staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company also agrees that it will only sell shares of its Class A ordinary shares pursuant to the subject Offering Statement in states where the offering is registered or where there is an applicable exemption from the applicable state’s securities law available.

Securities and Exchange Commission

June 10, 2022

The Company requests that it be notified of such qualification by a telephone call to Josh Goldstein at (646) 263 6995 or email to him at: jgoldstein@masterworks.io.

Very truly yours,

MASTERWORKS 127, LLC

By:	/s/ Joshua B. Goldstein
Joshua B. Goldstein
General Counsel and Secretary